April 9, 2021

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review & Accounting Office

100 F Street N.E.

Washington DC 20549

Nuveen Closed-End and Open-End Funds – Sarbanes Oxley Review

Dear Ms. Miller,

This letter addresses the comments you provided in a telephone discussion on March 5, 2021, regarding reviews performed by the staff of the U.S. Securities and Exchange Commission (the “SEC Staff”) of certain regulatory filings made by the Nuveen closed-end and open-end registered investment companies listed on Appendix A attached hereto, (each a “Fund” or “Registrant” and collectively, the “Funds” or “Registrants”), and advised by Nuveen Fund Advisors, LLC (the “Adviser”). Each comment is shown below followed by management’s response.

1.

Comment: Please include gains and losses on 17a-7 transactions going forward. Please refer to the guidance in the January 19, 2016 AICPA expert panel meeting minutes, which provides examples of qualitative and quantitative disclosures for inter-fund transactions (under section 17a-7 of the Investment Company Act of 1940). The SEC Staff notes Nuveen California Municipal Value Fund, Inc. (NCA) and Nuveen California AMT-Free Quality Municipal Income Fund (NKX) for reference.

Response: Beginning with the Funds’ shareholder reports dated March 31, 2021, the Funds will disclose the realized gains and losses recognized in connection with 17a-7 transactions. The gain and loss amounts will be added to the Funds’ current disclosure for 17-a transactions, which is within Note 7. Management Fees and Other Transactions with Affiliates, Other Transactions with Affiliates of the notes to financial statements.

2.

Comment: Please explain how the Funds met the disclosure requirements for disclosure of distributable earnings on a tax basis in the notes to financial statements and how it aligns with what is presented in the statement of assets and liabilities as required by Accounting Standards Codification (“ASC”) 946-20-50-11, Components of Capital and Distributable Earnings, which requires all investment companies to disclose only two components of capital on the balance sheet: shareholder capital and distributable earnings. The components of distributable earnings, on a tax basis, shall be disclosed in a note to financial statements. This information enables investors to determine the amount of accumulated and undistributed earnings they potentially could receive in the future and on which they could be treated. The SEC Staff notes the Nuveen California and New York closed-end Funds for reference.

Response: The Funds met the requirements of ASC 946-20-50-11 by disclosing the respective components of distributable earnings on a tax basis within Note 6. Income Tax Information of the notes to financial statements. The components of distributable earnings on a tax basis consist of net unrealized appreciation/(depreciation), undistributed net tax-exempt income, undistributed net ordinary income, undistributed net long-term capital gains, and unused capital loss carry forwards, where applicable. These amounts align with the distributable earnings on the statement of assets and liabilities after adjusting for the income distribution that was declared on February 3, 2020 and paid on March 2, 2020 as disclosed in the footnote under the tax components of undistributed income table, which read as follows in the February 29, 2020 annual report for the Nuveen California and New York closed-end Funds:

[1]	Undistributed net tax-exempt income (on a tax basis) has not been reduced for the dividend declared on February 3, 2020, and paid on March 2, 2020.

3.

Comment: For Funds that have liabilities for inverse floaters and preferred shares, please see ASC 820-10-50-2e or Section 7.9.7 of the 2019 Audit Guide, which requires that for each class of assets and liabilities not measured at fair value in the statement of financial position but for which the fair value is disclosed, a reporting entity shall disclose the information required by paragraph ASC 820-10-50-2(b), (bbb)(1), and (h).

Response: Beginning with the Funds’ shareholder reports dated March 31, 2021, the following disclosure will be included within Note 3. Investment Valuation and Fair Value Measurements of the notes to financial statements, and will immediately follow the tables that summarize the fair values of the Funds’ investments as of the end of the reporting period:

The Funds hold liabilities in floating rate obligations and preferred shares, where applicable, which are not reflected in the tables above. The fair values of the Funds’ liabilities for floating rate obligations approximate their liquidation values. Floating rate obligations are generally classified as Level 2 and further described in Note 4. Portfolio Securities and Investments in Derivatives. The fair values of the Funds’ liabilities for preferred shares approximate their liquidation preference. Preferred shares are generally classified as Level 2 and further described in Note 5. Fund Shares.

4.

Comment: The SEC Staff notes that in certain Funds’ notes to financial statements the Funds may enter into a shortfall agreement for inverse floaters and they also describe certain commitments and contingencies for preferred shares. Please consider adding a separate line item in the statement of assets and liabilities relating to these commitment and contingencies. Please refer to Regulation S-X (“Reg S-X”) §210.6-04.15.

Response: Beginning with the Funds’ shareholder reports dated March 31, 2021, a “Commitments and Contingencies” line item will be added to the Funds’ statement of assets and liabilities, where applicable. This line item will also direct the reader to the applicable footnote disclosure within the notes to financial statements, which will generally read as follows, and will be updated as appropriate:

Commitments and Contingencies

In the normal course of business, each Fund enters into a variety of agreements that may expose the Fund to some risk of loss. These could include recourse arrangements for certain TOB Trusts and certain agreements related to preferred shares, which are each described elsewhere in these Notes to Financial Statements. The risk of future loss arising from such agreements, while not quantifiable, is expected to be remote. As of the end of the reporting period, the Funds did not have any unfunded commitments.

From time to time, the Funds may be a party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of the Funds’ rights under contracts. As of the end of the reporting period, the Funds are not subject to any material legal proceedings.

5.

Comment: To the extent a Fund holds positions in both long and short futures contracts, please break them out into two separate tables. The SEC Staff notes the Nuveen Multi-Market Income Fund (JMM) and Nuveen Strategic Income Fund for reference.

Response: Beginning with the Funds’ regulatory filings dated March 31, 2021, the Funds will include a tabular disclosure for each of the long and short futures contracts in their portfolios of investments, where applicable.

6.

Comment: On a go forward basis, please include a reconciliation between the statement of assets and liabilities and statement of cash flows when the statement of assets and liabilities includes more than one line item for cash or restricted cash equivalents. Please refer to ASC 230-10-50-8, Restrictions on Cash and Cash Equivalents, which explains when cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall, for each period that a statement of financial position is presented, present on the face of the statement of cash flows or disclose in the notes to the financial statements, the line items and amounts of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents reported within the statement of financial position. The amounts, disaggregated by the line item in which they appear within the statement of financial position, shall sum to the total amount of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents at the end of the corresponding period shown in the statement of cash flows. This disclosure may be provided in either a narrative or a tabular format. The SEC Staff notes the Nuveen Multi-Market Income Fund (JMM), Nuveen California High Yield Fund, Nuveen Preferred & Income Opportunities Fund (JPC), Nuveen Preferred and Income Term Fund (JPI), Nuveen Preferred & Income Securities Fund (JPS) and Nuveen Preferred and Income 2022 Term Fund (JPT) for reference.

Response: Beginning with the Funds’ shareholder reports dated March 31, 2021, when cash, cash equivalents, foreign currency, and restricted cash are presented in more than one line item on the statement of assets and liabilities, a Fund will include a reconciliation of the total in the statement of cash flows to the related captions on the statement of assets and liabilities. The following is an example of how such disclosure will appear using Nuveen Preferred & Income Opportunities Fund’s (JPC) annual report for the fiscal year ended July 31, 2020:

The following table provides a reconciliation of cash and cash collateral at brokers to the statement of assets and liabilities:

JPC
Cash	$243,503
Cash collateral at brokers for investments in futures	439,993
Cash collateral at brokers for investments in swaps	16,942,853
Total cash and cash collateral at brokers	$17,626,349

7.

Comment: Please include interest payable with the value of reverse repurchase agreements on a go forward basis as required by Reg S-X §210.4-08(m)(1). The SEC Staff notes Nuveen Mortgage and Income Fund (JLS), Nuveen Preferred & Income Opportunities Fund (JPC), and Nuveen Build American Bond Fund (NBB) for reference.

Response: Beginning with the Funds’ shareholder reports dated March 31, 2021, the Funds’ reverse repurchase agreements presented on the statement of assets and liabilities will include the accrued interest payable associated with those reverse repurchase agreements. The following is an example using Nuveen Preferred & Income Opportunities Fund’s (JPC) annual report for the fiscal year ended July 31, 2020:

Liabilities
Reverse repurchase agreements, including accrued interest	$10,063,830

8.

Comment: For Nuveen Multi-Market Income Fund (JMM), it appears that some of the Fund’s investments may pay interest based on London Interbank Offered Rate (“LIBOR”). Please explain if the elimination of LIBOR is a principle risk of the Fund and how the discontinuation can impact the value of the Fund’s holdings. If the discontinuation of LIBOR will impact the Fund, please update the Fund’s disclosure to discuss how this will affect the Fund’s investments. Please refer to the SEC press release dated July 12, 2019, SEC Staff Publishes Statement Highlighting Risks for Market Participants to Consider As They Transition Away from LIBOR (the “SEC LIBOR Statement”).

Response: Management has determined that the elimination of LIBOR is not a principal risk for Nuveen Multi-Market Income Fund (JMM), however, management is continuously evaluating the potential effect a discontinuation of LIBOR could have on the Funds’ investments. At this time, management is not anticipating any significant impacts to the Funds’ investments, and as such, beginning with the Funds’ shareholder reports dated March 31, 2021, the Funds’ will enhance their existing disclosure around LIBOR within Note 2. Significant Accounting Policies of the notes to financial statements as follows (new disclosure underlined):

Reference Rate Reform

In March 2020, FASB issued Accounting Standards Update (“ASU”) 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The main objective of the new guidance is to provide relief to companies that will be impacted by the expected change in benchmark interest rates, when participating banks will no longer be required to submit London Interbank Offered Rate (LIBOR) quotes by the UK Financial Conduct Authority (FCA). The new guidance allows companies to, provided the only change to existing contracts are a change to an approved benchmark interest rate, account for modifications as a continuance of the existing contract without additional analysis. For new and existing contracts, the Funds may elect to apply the amendments as of March 12, 2020 through December 31, 2022. Management has not yet elected to apply the amendments, is continuously evaluating the potential effect a discontinuation of LIBOR could have on the Funds’ investments and has currently determined that it is unlikely the ASU’s adoption will have a significant impact on the Funds’ financial statements and various filings,

9.

Comment: For Funds with reverse repurchase agreements, please consider adding to the risk disclosures that a Fund posts and receives securities and cash as collateral with a market value in excess of the repurchase price to be paid or received by a trust upon maturity of the transaction. Upon a bankruptcy or insolvency of a counterparty, a Fund is considered to be an unsecured creditor with respect to excess collateral and as such the return of excess collateral may be delayed.

Response: Beginning with the Funds’ shareholder reports dated March 31, 2021, the Funds’ disclosure relating to reverse repurchase agreements that is included within Note 3. Investment Valuation and Fair Value Measurements of the notes to financial statements will be enhanced to read as follows:

The Fund may enter into a reverse repurchase agreement with brokers, dealers, banks or other financial institutions that have been determined by the Adviser to be creditworthy. In a reverse repurchase agreement, a Fund sells to the counterparty a security that it holds with a contemporaneous agreement to repurchase the same security at an agreed-upon price and date, reflecting the interest rate effective for the term of the agreement. It may also be viewed as the borrowing of money by the Fund. Cash received in exchange for securities delivered, plus accrued interest payments to be made by the Fund to a counterparty, are reflected as a liability on the Statement of Assets and Liabilities. Interest payments made by the Fund to counterparties are recognized as a component of “Interest expense and amortization of offering costs” on the Statement of Operations.

In a reverse repurchase agreement, the Fund retains the risk of loss associated with the sold security. In order to minimize risk, the Fund pledges and/or segregates securities and cash as collateral with a fair value at least equal to its purchase obligations under these agreements (including accrued interest). Reverse repurchase agreements also involve the risk that the purchaser fails to return the securities as agreed upon, files for bankruptcy or becomes insolvent. Upon a bankruptcy or insolvency of a counterparty, the Fund is considered to be an unsecured creditor with respect to excess collateral and as such the return of excess collateral may be delayed. A Fund will pledge assets determined to be liquid by the Adviser to cover its obligations under reverse repurchase agreements.

10.

Comment: Please include LIBOR transition risks in the Funds’ Form N-CSR (“N-CSR”) filings on a go forward basis. The SEC Staff notes that there is nothing about transition risk in the Funds’ current disclosure. Please refer to the SEC LIBOR Statement. The SEC Staff notes Nuveen Senior Income Fund (NSL), Nuveen Floating Rate Income Fund (JFR), Nuveen Floating Rate Income Opportunity Fund (JRO), Nuveen Short Duration Credit Opportunities Fund (JSD) and Nuveen Credit Strategies Income Fund (JQC) for reference.

Response: Management has determined that the elimination of LIBOR is not a principal risk for the Funds referenced by the SEC Staff. However, the Funds will add the following risk disclosure in their N-CSR filings going forward:

LIBOR Replacement Risk. The use of the LIBOR will begin to be phased out in the near future, which may adversely affect the Fund’s investments whose value is tied to LIBOR. There remains uncertainty regarding the future use of LIBOR and the nature of any replacement reference rate. Actions by regulators have resulted in the establishment of alternative reference rates to LIBOR in most major currencies and markets are slowly developing in response to these new rates. The transition process away from LIBOR may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The potential effect of a discontinuation of LIBOR on the Fund’s investments will vary depending on, among other things: (1) existing fallback provisions that provide a replacement reference rate if LIBOR is no longer available; (2) termination provisions in individual contracts; and (3) whether, how, and when industry participants develop and adopt new reference rates and fallbacks for both legacy and new products and instruments held by the Fund. Accordingly, it is difficult to predict the full impact of the transition away from LIBOR until it is clearer how the Fund’s products and instruments will be impacted by this transition.

11.

Comment: Please confirm that “other expenses” presented on the statement of operations include interest expense on borrowings arrangements. Also, please consider updating the Borrowings Arrangements footnote within the notes to financial statements to explain that “other expenses” includes interest expense, as it currently describes that “other expenses” includes administration, legal and arrangement fees. The SEC Staff notes Nuveen Large Cap Core Fund for reference.

Response: When a Fund incurs interest expense and such expense is not separately identified on the statement of operations, it is typically included as an “other expense.” Beginning with the Funds’ shareholder reports dated March 31, 2021, if such expense is included within “other expenses,” the notes to financial statements will disclose this interest expense. The following is an example using Nuveen Large Cap Core Fund’s annual report for the fiscal year ended July 31, 2020 (new disclosure underlined):

The credit facility has the following terms: a 0.10% upfront fee, 0.15% per annum on unused commitment amounts and a drawn interest rate equal to the higher of (a) one-month LIBOR (London Inter-Bank Offered Rate) plus 1.25% (1.00% prior to June 24, 2020) per annum or (b) the Fed Funds rate plus 1.25% (1.00% prior to June 24, 2020) per annum on amounts borrowed. Interest expense incurred by the Participating Funds, when applicable, is recognized as a component of “Other expenses” on the Statement of Operations. Participating Funds paid administration, legal and arrangement fees, which are recognized as a component of “Other expenses” on the Statement of Operations, and along with commitment fees, have been allocated among such Participating Funds based upon the relative proportions of the facility’s aggregate capacity reserved for them and other factors deemed relevant by the Adviser and the Board of each Participating Fund.

12.	Comment: Please explain why the Fund does not include high portfolio turnover as a principal risk of investing in the Fund. The SEC Staff notes Nuveen Credit Income Fund for reference.

Response: Nuveen Credit Income Fund’s portfolio turnover as of the Fund’s last annual report was 80%, which is why there was no disclosure indicating that high portfolio turnover is a principal risk of the Fund. However, management agrees to monitor for Funds with consistently high portfolio turnover and will add appropriate risk language, where necessary going forward.

13.

Comment: For Funds that have disclosure regarding voluntary compensation for the cost of services obtained from broker-dealers, the SEC Staff notes that the amount of the receivable due from the affiliate is also equal to the amount of income recognized as income. Please explain supplementally how often the amounts due from the affiliate are settled? The SEC Staff notes Nuveen Mid Cap Value Fund, Nuveen Small Cap Value Fund and Nuveen Dividend Value Fund for reference.

Response: When a Fund is due compensation from the Adviser for the cost of services obtained from broker-dealers, such amounts are settled on a quarterly basis. Certain Nuveen Funds began to accrue for such services during 2020. Depending on the timing of when those accruals began versus when the first quarterly payment was received from the Adviser, it is possible that the “Receivable due from affiliate” on the Fund’s statement of assets and liabilities will equal the “Payment from affiliate” on the statement of operations.

14.	Comment: Within the Fund Performance and Expense Ratios sections of the Funds’ shareholder reports, please consider directing the reader to the financial highlights for a more recent expense ratio.

Response: Beginning with the Funds’ shareholder reports dated March 31, 2021, the Fund Performance and Expense Ratios section of the Funds’ shareholder reports will be enhanced to include such disclosure. The following is an example using Nuveen Mid Cap Growth Opportunities Fund’s annual report for the fiscal year ended October 31, 2020 (new disclosure underlined):

Expense Ratios

The expense ratios shown are as of the Fund’s most recent prospectus. The expense ratios shown reflect total operating expenses (before fee waivers and/or expense reimbursements, if any). The expense ratios include management fees and other fees and expenses. Refer to the Financial Highlights later in this report for the Fund’s expense ratios as of the end of the reporting period.

15.	Comment: For Funds that engage in securities lending, please consider updating the caption on the statement of operations to include “net” in the securities lending income line item description.

Response: Beginning with the Funds’ shareholder reports dated March 31, 2021, income from securities lending will include “net” in its statement of operations line item description.

16.

Comment: Within the management’s discussion of fund performance (“MDFP”) of Nuveen S&P 500 Buy-Write Income Fund’s (BXMX) December 31, 2019 annual report, performance comparisons were made to the S&P 500 Index, however, the S&P 500 Index’s performance information was not included in the chart within the MDFP disclosing the Fund’s performance versus that index. Please update the chart within the MDFP accordingly to include S&P 500 Index performance information.

Response: The S&P 500 Index is not a primary or secondary index for the Fund. In the Fund’s December 31, 2020 annual report, the MDFP stated “For the twelve-month reporting period ended December 31, 2020, BXMX’s shares at NAV outperformed the Chicago Board Options Exchange (Cboe) S&P 500® BuyWrite Index (BXMSM), its primary index.” As the S&P 500 Index is no longer being referenced in the MDFP, it will cease to be included within the MDFP chart that discloses performance.

17.

Comment: For the Nuveen equity Funds, specifically Nuveen Global Infrastructure Fund’s December 31, 2019 annual report, page 60, the Fund has two holdings in non-U.S. investment companies that are accompanied by a footnote that directs the reader to the SEC website for a copy of the non-U.S. investment company’s most recent financial statements. The SEC Staff recognizes that these investment companies are not U.S. registrants, and therefore, the SEC Staff requests that the Fund please explain the use of the footnote in that context.

Response: We agree with the SEC Staff that the securities identified in the Fund’s December 31, 2019 annual report were not U.S. registrants, and therefore, the footnote reference inaccurately referred the reader to www.sec.gov for further information. In re-evaluating Reg S-X §210.12-12, and as the Fund’s exposure to this investment company does not represent a significant percentage of the Fund’s portfolio, management does not believe this footnote disclosure is necessary, and as such, the footnote will be removed beginning with the Fund’s regulatory filings for the period ended March 31, 2021.

18.

Comment: For the Nuveen equity Funds, specifically Nuveen Global Infrastructure Fund’s December 31, 2019 annual report, the valuation footnote of the Fund’s notes to financial statements describes how investments in investment companies are valued at their respective net asset values (“NAVs”) on the valuation date and are generally classified as Level 1. Given that these investment companies are not U.S. registrants, please add disclosure describing how the value of these securities may be affected significantly on a day that the New York Stock Exchange is closed and an investor is not able to purchase, redeem or exchange shares.

Response: The Fund’s valuation policy for registered investment companies traded on a foreign exchange is the same as its valuation policy for foreign equity securities and therefore the following valuation disclosure for the Fund, and other Funds when applicable, will be updated as follows within Note 3. Investment Valuation and Fair Value Measurements of the notes to financial statements (new disclosure in underline):

Foreign equity securities and registered investment companies that trade on a foreign exchange are valued at the last sale price or official closing price reported on the exchange where traded and converted to U.S. dollars at the prevailing rates of exchange on the date of valuation. To the extent these securities are actively traded and that valuation adjustments are not applied, they are generally classified as Level 1. If there is no official close of business, then the latest available sale price is utilized. If no sales are reported, then the mean of the latest available bid and ask prices is utilized and are generally classified as Level 2.

The above disclosure will also be accompanied by the Fund’s current disclosure, which reads as follows:

For events affecting the value of foreign securities between the time when the exchange on which they are traded closes and the time when the Funds’ net assets are calculated, such securities will be valued at fair value in accordance with procedures adopted by the Board. These foreign securities are generally classified as Level 2.

Sincerely,

/s/ Christopher M. Rohrbacher

Christopher M. Rohrbacher
Vice President and Assistant Secretary of the Funds and General Counsel of the Adviser

/s/ E. Scott Wickerham

E. Scott Wickerham
Vice President and Funds’ Controller
(Principal Financial Officer)

CC:   Audit Committee of the Funds

Eric Fess, Chapman & Cutler, LLP, Counsel to the Independent members of the Board of Directors/Trustees of the Funds

Gifford R. Zimmerman, Chief Compliance Officer and Vice President of the Funds

APPENDIX A

	Registrant	Series/Fund Name	CIK	File Number	Series ID	Annual Report Reviewed
1	Nuveen Core Equity Alpha Fund	Nuveen Core Equity Alpha Fund	0001385763	811-22003	CEF0001187	12/31/2019
2	Nuveen Diversified Dividend and Income Fund	Nuveen Diversified Dividend and Income Fund	0001255821	811-21407	CEF0000934	12/31/2019
3	Nuveen Dow 30sm Dynamic Overwrite Fund	Nuveen Dow 30sm Dynamic Overwrite Fund	0001608742	811-22970	CEF0001689	12/31/2019
4	Nuveen Global High Income Fund	Nuveen Global High Income Fund	0001615905	811-22988	CEF0001696	12/31/2019
5	Nuveen Investment Funds, Inc.	Nuveen Global Infrastructure Fund	0000820892	811-05309	S000020012	12/31/2019
6	Nuveen Investment Trust V	Nuveen Global Real Estate Securities Fund	0001380786	811-21979	S000061500	12/31/2019
7	Nuveen Mortgage and Income Fund	Nuveen Mortgage and Income Fund	0001472215	811-22329	CEF0001349	12/31/2019
8	Nuveen Nasdaq 100 Dynamic Overwrite Fund	Nuveen NASDAQ 100 Dynamic Overwrite Fund	0001608741	811-22971	CEF0001688	12/31/2019
9	Nuveen Real Asset Income and Growth Fund	Nuveen Real Asset Income & Growth Fund	0001539337	811-22658	CEF0001538	12/31/2019
10	Nuveen Investment Funds, Inc.	Nuveen Real Asset Income Fund	0000820892	811-05309	S000033768	12/31/2019
11	Nuveen Real Estate Income Fund	Nuveen Real Estate Income Fund	0001158289	811-10491	CEF0000725	12/31/2019
12	Nuveen Investment Funds, Inc.	Nuveen Real Estate Securities Fund	0000820892	811-05309	S000005563	12/31/2019
13	Nuveen S&P 500 Buy-Write Income Fund	Nuveen S&P 500 Buy-Write Income Fund	0001298699	811-21619	CEF0001016	12/31/2019
14	Nuveen S&P 500 Dynamic Overwrite Fund	Nuveen S&P 500 Dynamic Overwrite Fund	0001338561	811-21809	CEF0001116	12/31/2019
15	Nuveen Tax-Advantaged Total Return Strategy Fund	Nuveen Tax-Advantaged Total Return Strategy Fund	0001265708	811-21471	CEF0000951	12/31/2019
16	Nuveen Tax-Advantaged Dividend Growth Fund	Nuveen Tax-Advantaged Dividend Growth Fund	0001397173	811-22058	CEF0001216	12/31/2019
17	Nuveen Arizona Quality Municipal Income Fund	Nuveen Arizona Quality Municipal Income Fund	0000892992	811-07278	CEF0000382	2/29/2020
18	Nuveen California AMT-Free Quality Municipal Income Fund	Nuveen California AMT-Free Quality Municipal Income Fund	0001195738	811-21212	CEF0000836	2/29/2020
19	Nuveen Multistate Trust II	Nuveen California High Yield Municipal Bond Fund	0001018975	811-07755	S000008513	2/29/2020
20	Nuveen Multistate Trust II	Nuveen California Municipal Bond Fund	0001018975	811-07755	S000000552	2/29/2020
21	Nuveen California Municipal Value Fund 2	Nuveen California Municipal Value Fund 2	0001454979	811-22272	CEF0001318	2/29/2020
22	Nuveen California Municipal Value Fund, Inc.	Nuveen California Municipal Value Fund, Inc.	0000818851	811-05235	CEF0000110	2/29/2020
23	Nuveen California Quality Municipal Income Fund	Nuveen California Quality Municipal Income Fund	0001074952	811-09161	CEF0000628	2/29/2020
24	Nuveen Michigan Quality Municipal Income Fund	Nuveen Michigan Quality Municipal Income Fund	0000878198	811-06383	CEF0000273	2/29/2020
25	Nuveen New Jersey Municipal Value Fund	Nuveen New Jersey Municipal Value Fund	0001454980	811-22274	CEF0001319	2/29/2020
26	Nuveen New Jersey Quality Municipal Income Fund	Nuveen New Jersey Quality Municipal Income Fund	0001087786	811-09455	CEF0000644	2/29/2020
27	Nuveen New York AMT-Free Quality Municipal Income Fund	Nuveen New York AMT-Free Quality Municipal Income Fund	0001195739	811-21211	CEF0000837	2/29/2020
28	Nuveen New York Municipal Value Fund 2	Nuveen New York Municipal Value Fund 2	0001454981	811-22271	CEF0001320	2/29/2020
29	Nuveen New York Municipal Value Fund, Inc.	Nuveen New York Municipal Value Fund, Inc.	0000818850	811-05238	CEF0000109	2/28/2020
30	Nuveen New York Quality Municipal Income Fund	Nuveen New York Quality Municipal Income Fund	0001074769	811-09135	CEF0000627	2/29/2020
31	Nuveen Ohio Quality Municipal Income Fund	Nuveen Ohio Quality Municipal Income Fund	0000878200	811-06385	CEF0000274	2/29/2020
32	Nuveen Pennsylvania Municipal Value Fund	Nuveen Pennsylvania Municipal Value Fund	0001454978	811-22273	CEF0001317	2/29/2020
33	Nuveen Pennsylvania Quality Municipal Income Fund	Nuveen Pennsylvania Quality Municipal Income Fund	0000870780	811-06265	CEF0000252	2/29/2020
34	Nuveen Texas Quality Municipal Income Fund	Nuveen Texas Quality Municipal Income Fund	0000878201	811-06384	CEF0000275	2/29/2020
35	Nuveen California Select Tax-Free Income Portfolio	Nuveen California Select Tax-Free Income Portfolio	0000885732	811-06623	CEF0000331	3/31/2020
36	Nuveen New York Select Tax-Free Income Portfolio	Nuveen New York Select Tax-Free Income Portfolio	0000885731	811-06624	CEF0000330	3/31/2020
37	Nuveen Select Maturities Municipal Fund	Nuveen Select Maturities Municipal Fund	0000890119	811-07056	CEF0000356	3/31/2020
38	Nuveen Select Tax-Free Income Portfolio	Nuveen Select Tax-Free Income Portfolio	0000883618	811-06548	CEF0000316	3/31/2020
39	Nuveen Select Tax-Free Income Portfolio 2	Nuveen Select Tax-Free Income Portfolio 2	0000885733	811-06622	CEF0000332	3/31/2020
40	Nuveen Select Tax-Free Income Portfolio 3	Nuveen Select Tax-Free Income Portfolio 3	0000888411	811-06693	CEF0000349	3/31/2020
41	Nuveen Taxable Municipal Income Fund	Nuveen Taxable Municipal Income Fund	0001478888	811-22391	CEF0001369	3/31/2020
42	Nuveen Georgia Quality Municipal Income Fund	Nuveen Georgia Quality Municipal Income Fund	0001177219	811-21152	CEF0000805	5/31/2020
43	Nuveen Maryland Quality Municipal Income Fund	Nuveen Maryland Quality Municipal Income Fund	0000897424	811-07486	CEF0000409	5/31/2020
44	Nuveen Massachusetts Quality Municipal Income Fund	Nuveen Massachusetts Quality Municipal Income Fund	0000897419	811-07484	CEF0000405	5/31/2020
45	Nuveen Minnesota Quality Municipal Income Fund	Nuveen Minnesota Quality Municipal Income Fund	0001607997	811-22967	CEF0001686	5/31/2020
46	Nuveen Missouri Quality Municipal Income Fund	Nuveen Missouri Quality Municipal Income Fund	0000899782	811-07616	CEF0000430	5/31/2020
47	Nuveen Municipal 2021 Target Term Fund	Nuveen Municipal 2021 Target Term Fund	0001655544	811-23102	CEF0001758	5/31/2020
48	Nuveen Virginia Quality Municipal Income Fund	Nuveen Virginia Quality Municipal Income Fund	0000897421	811-07490	CEF0000407	5/31/2020
49	Nuveen Investment Funds, Inc.	Nuveen Credit Income Fund	0000820892	811-05309	S000005544	6/30/2020
50	Nuveen Multi-Market Income Fund	Nuveen Multi-Market Income Fund	0000838131	811-05642	CEF0000157	6/30/2020
51	Nuveen Investment Trust	Nuveen NWQ Global Equity Income Fund	0001013881	811-07619	S000026520	6/30/2020
52	Nuveen Investment Trust II	Nuveen NWQ International Value Fund	0001041673	811-08333	S000000610	6/30/2020
53	Nuveen Investment Trust	Nuveen NWQ Large-Cap Value Fund	0001013881	811-07619	S000014608	6/30/2020
54	Nuveen Investment Trust	Nuveen NWQ Multi-Cap Value Fund	0001013881	811-07619	S000000605	6/30/2020
55	Nuveen Investment Trust	Nuveen NWQ Small/Mid-Cap Value Fund	0001013881	811-07619	S000014609	6/30/2020
56	Nuveen Investment Trust	Nuveen NWQ Small-Cap Value Fund	0001013881	811-07619	S000000606	6/30/2020
57	Nuveen Investment Funds, Inc.	Nuveen Strategic Income Fund	0000820892	811-05309	S000005573	6/30/2020

APPENDIX A (continued)

	Registrant	Series/Fund Name	CIK	File Number	Series ID	Annual Report Reviewed
58	Nuveen Credit Strategies Income Fund	Nuveen Credit Strategies Income Fund	0001227476	811-21333	CEF0000891	7/31/2020
59	Nuveen Investment Trust II	Nuveen Emerging Markets Equity Fund	0001041673	811-08333	S000063436	7/31/2020
60	Nuveen Floating Rate Income Fund	Nuveen Floating Rate Income Fund	0001276533	811-21494	CEF0000971	7/31/2020
61	Nuveen Floating Rate Income Opportunity Fund	Nuveen Floating Rate Income Opportunity Fund	0001289213	811-21579	CEF0001005	7/31/2020
62	Nuveen Investment Trust II	Nuveen International Growth Fund	0001041673	811-08333	S000024098	7/31/2020
63	Nuveen Preferred and Income 2022 Term Fund	Nuveen Preferred & Income 2022 Term Fund	0001679033	811-23198	CEF0001797	7/31/2020
64	Nuveen Preferred & Income Opportunities Fund	Nuveen Preferred & Income Opportunities Fund	0001216583	811-21293	CEF0000879	7/31/2020
65	Nuveen Preferred & Income Securities Fund	Nuveen Preferred & Income Securities Fund	0001176433	811-21137	CEF0000794	7/31/2020
66	Nuveen Preferred and Income Term Fund	Nuveen Preferred & Income Term Fund	0001547994	811-22699	CEF0001558	7/31/2020
67	Nuveen Investment Trust II	Nuveen Santa Barbara Dividend Growth Fund	0001041673	811-08333	S000008519	7/31/2020
68	Nuveen Investment Trust II	Nuveen Santa Barbara Global Dividend Growth Fund	0001041673	811-08333	S000037309	7/31/2020
69	Nuveen Investment Trust II	Nuveen Santa Barbara International Dividend Growth Fund	0001041673	811-08333	S000037310	7/31/2020
70	Nuveen Senior Income Fund	Nuveen Senior Income Fund	0001093428	811-09571	CEF0000670	7/31/2020
71	Nuveen Short Duration Credit Opportunities Fund	Nuveen Short Duration Credit Opportunities Fund	0001509253	811-22518	CEF0001458	7/31/2020
72	Nuveen Investment Trust II	Nuveen Winslow International Small Cap Fund	0001041673	811-08333	S000056267	7/31/2020
73	Nuveen Investment Trust II	Nuveen Winslow Large-Cap Growth ESG Fund	0001041673	811-08333	S000025526	7/31/2020
74	Nuveen Investment Trust II	Nuveen Equity Long/Short Fund	0001041673	811-08333	S000024570	8/31/2020
75	Nuveen Investment Trust	Nuveen Equity Market Neutral Fund	0001013881	811-07619	S000040904	8/31/2020
76	Nuveen Investment Trust	Nuveen Large Cap Core Fund	0001013881	811-07619	S000040905	8/31/2020
77	Nuveen Investment Trust V	Nuveen NWQ Flexible Income Fund	0001380786	811-21979	S000027100	9/30/2020
78	Nuveen Investment Trust V	Nuveen Preferred Securities and Income Fund	0001380786	811-21979	S000015514	9/30/2020
79	Nuveen Investment Trust III	Nuveen Floating Rate Income Fund (formerly Nuveen Symphony Floating Rate Income Fund)	0001071336	811-09037	S000032446	9/30/2020
80	Nuveen Investment Trust III	Nuveen High Yield Income Fund (formerly Nuveen Symphony High Yield Income Fund)	0001071336	811-09037	S000028810	9/30/2020
81	Nuveen AMT-Free Municipal Credit Income Fund	Nuveen AMT-Free Municipal Credit Income Fund	0001090116	811-09475	CEF0000657	10/31/2020
82	Nuveen AMT-Free Municipal Value Fund	Nuveen AMT-Free Municipal Value Fund	0001450445	811-22253	CEF0001310	10/31/2020
83	Nuveen AMT-Free Quality Municipal Income Fund	Nuveen AMT-Free Quality Municipal Income Fund	0001195737	811-21213	CEF0000835	10/31/2020
84	Nuveen Investment Funds, Inc.	Nuveen Dividend Value Fund	0000820892	811-05309	S000005579	10/31/2020
85	Nuveen Dynamic Municipal Opportunities Fund	Nuveen Dynamic Municipal Opportunities Fund	0001793129	811-23489	CEF0001947	10/31/2020
86	Nuveen Enhanced Municipal Value Fund	Nuveen Enhanced Municipal Value Fund	0001469392	811-22323	CEF0001345	10/31/2020
87	Nuveen Investment Funds, Inc.	Nuveen Large Cap Select Fund	0000820892	811-05309	S000005551	10/31/2020
88	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Growth Opportunities Fund	0000820892	811-05309	S000005553	10/31/2020
89	Nuveen Investment Funds, Inc.	Nuveen Mid Cap Value Fund	0000820892	811-05309	S000005556	10/31/2020
90	Nuveen Municipal Credit Income Fund	Nuveen Municipal Credit Income Fund	0001137887	811-10345	CEF0000710	10/31/2020
91	Nuveen Municipal Credit Opportunities Fund	Nuveen Municipal Credit Opportunities Fund	0001774342	811-23440	CEF0001921	10/31/2020
92	Nuveen Municipal High Income Opportunity Fund	Nuveen Municipal High Income Opportunity Fund	0001266585	811-21449	CEF0000952	10/31/2020
93	Nuveen Municipal Income Fund, Inc.	Nuveen Municipal Income Fund, Inc.	0000830271	811-05488	CEF0000133	10/31/2020
94	Nuveen Municipal Value Fund, Inc.	Nuveen Municipal Value Fund, Inc.	0000812801	811-05120	CEF0000096	10/31/2020
95	Nuveen Quality Municipal Income Fund	Nuveen Quality Municipal Income Fund	0001083839	811-09297	CEF0000637	10/31/2020
96	Nuveen Investment Funds, Inc.	Nuveen Small Cap Growth Opportunities Fund	0000820892	811-05309	S000005567	10/31/2020
97	Nuveen Investment Funds, Inc.	Nuveen Small Cap Select Fund	0000820892	811-05309	S000005569	10/31/2020
98	Nuveen Investment Funds, Inc.	Nuveen Small Cap Value Fund	0000820892	811-05309	S000005570	10/31/2020